SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Advanced Analogic Technologies Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

00752J

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Brian McDonald

Chief Financial Officer

Advanced Analogic Technologies Incorporated

830 East Arques Avenue

Sunnyvale, California 94085

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark Reinstra, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,224,443	$453(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,413,600 shares of common stock of Advanced Analogic Technologies Incorporated having an aggregate value of $4,224,443 as of December 14, 2006 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.
(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 15, 2006 relating to an offer by Advanced Analogic Technologies Incorporated, a Delaware corporation (“AnalogicTech” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,413,600 shares of the Company’s common stock, whether vested or unvested, that have been granted between August 4, 2005 and September 1, 2006 under its 2005 Equity Incentive Plan (the “Eligible Options”) and that are held by eligible optionholders.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and restated as follows to include a revised Exhibit (a)(1)(a), the terms of which are incorporated herein by reference.

(a)(1)(a)	Offer to Exchange Stock Options Granted Between August 4, 2005 and September 1, 2006 for New Options.

(b)*	Text of e-mail from Richard K. Williams dated December 15, 2006.

(c)*	Election Form.

(d)*	Withdrawal Form.

(e)*	Confirmation of Receipt of Election Form.

(f)*	Confirmation of Receipt of Withdrawal Form.

(g)*	Text of e-mail reminders.

(b)	Not applicable.

(d)(1)*	Advanced Analogic Technologies Incorporated 2005 Equity Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1 (Registration No. 333-123798), declared effective by the Securities and Exchange Commission on August 3, 2005.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

/s/ Brian R. McDonald
Brian R. McDonald Chief Financial Officer, Vice President of Worldwide Finance and Secretary

Date: January 3, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Stock Options Granted Between August 4, 2005 and September 1, 2006 for New Options.

(a)(1)(b)*	Text of e-mail from Richard K. Williams dated December 15, 2006.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Confirmation of Receipt of Election Form.

(a)(1)(f)*	Confirmation of Receipt of Withdrawal Form.

(a)(1)(g)*	Text of e-mail reminders.

(d)(1) *	Advanced Analogic Technologies Incorporated 2005 Equity Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1 (Registration No. 333-123798), declared effective by the Securities and Exchange Commission on August 3, 2005.

*	Previously filed.